UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 1-9059

Barrick Mining Corporation

(Registrant’s name)

Brookfield Place, TD Canada Trust Tower, Suite 3700 161 Bay Street, P.O. Box 212 Toronto, Ontario M5J 2S1 Canada (800) 720-7415	310 South Main Street Suite 1150 Salt Lake City, Utah 84101 (801) 990-3745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

INCORPORATION BY REFERENCE

Barrick’s information circular on Form 6-K is incorporated by reference into Barrick’s Registration Statements on Form F-3 (File No. 333-206417), Form S-8 (File Nos. 333-121500, 333-131715, 333-135769, 333-224560) and Form F-10 (File No. 333-287021).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK MINING CORPORATION

Date: April 8, 2026	By:	/s/ Joseph Heckendorn
	Name:	Joseph Heckendorn
	Title:	Senior Vice President, Corporate Secretary & Associate General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Barrick Mining Corporation’s Notice of Annual Meeting of Shareholders and Information Circular dated March 27, 2026